October 28, 2011
VIA EDGAR
Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549
Attn: Dominic Minore, Esq.

Re:	Highland Funds II (the “Registrant”) 1940 Act File No. 811-07142 1933 Act File No. 333-51308
Dear Mr. Minore:
     In connection with the filing of Post-Effective Amendment No. 74 under the Securities Act of 1933, as amended (the “1933 Act”), and Amendment No. 76 under the Investment Company Act of 1940, as amended (the “1940 Act”), to the Registrant’s Registration Statement filed on Form N-1A (the “Amendment”) in connection with the registration of Highland Dividend Equity Fund and Highland Alpha Trend Strategies Fund (each, a “Fund,” and together, the “Funds”), set forth below are responses to the comments the staff of the Securities and Exchange Commission (the “Staff”) provided orally on October 17, 2011 and October 21, 2011 to Sarah Clinton of Ropes & Gray LLP, with respect to Post-Effective Amendment No. 63 under the 1933 Act, and Amendment No. 65 under the 1940 Act, to the Registrant’s Registration Statement filed on Form N-1A (“Amendment No. 63/65”) and Post-Effective Amendment No. 64 under the 1933 Act, and Amendment No. 66 under the 1940 Act, to the Registrant’s Registration Statement filed on Form N-1A (“Amendment No. 64/66” and together with Amendment No. 63/65, the “Prior Amendments”).
     We appreciate the opportunity to address your comments regarding certain disclosure contained in the Prior Amendments. As requested by you, certain responses to the Staff’s comments are reflected in the prospectuses and statement of additional information, contained in the Amendment. We have organized this letter by setting forth the Staff’s comments followed by the Registrant’s response to the Staff’s comments.
Highland Dividend Equity Fund and Highland Alpha Trend Strategies Fund Prospectuses
1.	Please delete footnote 1 from the Shareholder Fees table and disclose the information contained therein in the Item 6 disclosure.
Response: The Registrant has incorporated the requested revision. The Registrant has deleted the footnote. The information in the footnote is provided in the Item 6 disclosure.

2.	Please confirm that the language in the “Principal Investment Strategies” section regarding the Fund’s investments in derivatives takes into account the guidance provided in the Commission’s Letter to the Investment Company Institute dated July 30, 2010 (the “Letter”).
Response: The Registrant has added the following additional disclosure regarding Highland Alpha Trend Strategies Fund’s investments in derivatives: “The Fund may use derivatives, primarily swaps, options and futures contracts, as substitutes for securities in which the Fund can invest. The Fund may also use derivatives to an unlimited extent to hedge various investments for risk management and speculative purposes.” The Registrant confirms for both Funds that the disclosure regarding the Fund’s investments in derivatives takes into account the guidance provided in the Letter.
3.	In the first paragraph of the section “Additional Information about Principal Investment Strategies,” please clarify that the risks discussed later in the Prospectus are principal risks and those discussed in the Statement of Additional Information are non-principal risks.
Response: The Registrant has incorporated the requested revision.
4.	Please describe what is meant by “pooled investment vehicles” in the first paragraph of the section “Additional Information about Principal Investment Strategies,” and describe such investments in the “Principal Investments Strategies” section and “Principal Risks” section.
Response: The Registrant has incorporated the requested revision by replacing “pooled investment vehicles” with “(pooled investment vehicles (including ETFs)).” The Registrant confirms that ETFs and their related risks are described in the “Principal Investments Strategies” section and “Principal Risks” section, respectively.
5.	In the first paragraph of the section “Additional Information about Principal Risks,” please clarify that the principal investment strategies described earlier in the Summary section of the Prospectus are accompanied by a description of their related risks.
Response: The Registrant has incorporated the requested revision.
6.	In the fourth paragraph of the section “How to Buy Shares—Purchasing Class C Shares,” please state who is responsible for paying the trail commissions to Financial Advisors.
Response: The Registrant has incorporated the requested revision.
7.	In the first bullet under the “Net Asset Value” section, please replace the words “valuation, which approximates market value” with “fair valuation.”
Response: The Registrant has incorporated the requested revision.

Highland Dividend Equity Fund Prospectus
8.	In the “Principal Investment Strategies” section, please consider incorporating the dividend-paying component of the equity investments in which the Fund invests to the Fund’s 80% test.
Response: The Registrant has incorporated the requested revision.
9.	Please explain what is meant by indirect investments in the first paragraph of the “Principal Investment Strategies” section.
Response: The Registrant has incorporated the requested revision by adding a parenthetical, “(e.g., through investments in derivatives or other pooled investment vehicles),” after “indirectly” in the first sentence in the “Principal Investment Strategies” section.
10.	If derivatives are used to satisfy the 80% test, please make it clear that investing in such instruments is the economic equivalent of direct investing.
Response: The Registrant has incorporated the requested revision.
11.	In the second paragraph of the “Principal Investment Strategies” section, please clarify whether the Fund looks for any minimum record of dividends paid by a company in evaluating whether equity investments have “historically paid dividends.”
Response: The Registrant has incorporated the dividend-paying concept into the Fund’s 80% test, as requested by the Staff in Item 2 above, and in doing so, has removed the sentence regarding historically paid dividends. In identifying dividend-paying equity investments, the Fund seeks investments that pay or expect to pay dividends. No particular minimum record of dividend payment is required.
12.	In the second paragraph of the “Principal Investment Strategies” section, please clarify whether the fixed income securities in which the Fund may invest may include junk bonds.
Response: The Registrant has incorporated the requested revision by including a parenthetical, “(including ‘junk bonds’),” after “fixed income securities” in the second paragraph of the “Principal Investment Strategies” section and adding high yield securities risk disclosure to the “Principal Risks” section and the “Additional Information About Principal Risks” section of the Prospectus.
13.	In the “Principal Investment Strategies” section, please provide the maximum percentage the Fund may invest in derivatives.”
Response: The Registrant has incorporated the requested revision by clarifying in the disclosure that the Fund may use derivatives to an unlimited extent.
14.	In the fourth paragraph of the “Principal Investment Strategies” section, consider describing “concentrations” in individual issuers as “focusing” on individual issuers.
Response: The Registrant has incorporated the requested revision.

15.	In the “Principal Risks” section, please consider adding dividend-paying stock risk.
Response: The Registrant has incorporated the requested revision.
16.	Please change the name of the “Past Performance of other Brookmont Dividend Equity Accounts” section to “Sub-Adviser’s Related Performance.”
Response: The Registrant has incorporated the requested revision.
17.	In the first paragraph under “Past Performance of other Brookmont Dividend Equity Accounts,” insert the word “all” before “fully discretionary accounts” in the first sentence, and before “fees and expenses” in the third sentence.
Response: The Registrant has incorporated the requested revision.
18.	Please confirm in the comment response letter that there were no sales loads or placement fees on the Composite accounts.
Response: The Registrant has incorporated the requested revision.
19.	Please confirm in the comment response letter that the Sub-Adviser did not manage any accounts with investment objectives, policies, and strategies substantially similar to those of the Fund before January 1, 2008, the inception date of the Composite.
Response: The Registrant confirms that the Sub-Adviser did not manage any accounts with investment objectives, policies, and strategies substantially similar to those of the Fund before January 1, 2008. In fact, the Sub-Adviser was a newly formed entity on January 1, 2008.
20.	Please confirm in the comment response letter that the Sub-Adviser did not manage any registered investment companies during the period of time for which the Composite returns information is shown.
Response: The Registrant confirms that the Sub-Adviser did not manage any registered investment companies during the period of time for which the Composite returns information is shown. The Fund will be the first registered investment company managed by the Sub-Adviser.
21.	Please add a bolded statement above the bar chart that the performance shown is not the performance of the Fund.
Response: The Registrant has incorporated the requested revision.
22.	Please move the “-22.96%” in the bar chart below the corresponding bar.
Response: The Registrant has incorporated the requested revision.
23.	Please change the caption for the performance table from “Average Total Returns” to “Average Annual Total Returns.”
Response: The Registrant has incorporated the requested revision.

24.	Please delete the 10-year column from the table since it is not applicable.
Response: The Registrant has incorporated the requested revision.
Highland Alpha Trend Strategies Fund Prospectus
25.	To the extent acquired fund fees and expenses represent greater than one basis point of the average net assets of the Fund, please disclose as a separate line item under “Other Expenses” in the “Annual Fund Operating Expenses” table.
Response: The Registrant has incorporated the requested revision.
26.	Confirm whether the Fund’s expenses related to short sales are equal to or greater than five basis points of the average net assets of the Fund. If such expenses are greater than five basis points, provide a related subcaption under “Other Expenses” in the respective Fund’s “Fees and Expenses” table and disclose such amount.
Response: The Fund does not expect that expenses related to short sales will be equal to or greater than five basis points of the average net assets of the Fund. The actual expenses related to short sales will be included in the Fund’s Annual Fund Operating expenses table once the Fund is no longer a “New Fund,” as defined in the Instructions to Item 3 on Form N-1A.
27.	In the second paragraph of the “Principal Investment Strategies” section, please clarify from what type of “global indexes” the Fund seeks to profit.
Response: The Registrant has revised its disclosure to remove the reference to “global indexes.”
28.	In the “Principal Investment Strategies” section, please clarify the types of ETFs in which the Fund may invest.
Response: Although the Fund is not limited in the types of ETFs in which it may invest, it expects to invest primarily in domestically-listed foreign equity ETFs. The Fund has made clarifying edits regarding these investments in the “Principal Investment Strategies” disclosure.
29.	In the second paragraph of the “Principal Investment Strategies” section, please clarify what a stock basket is.
Response: The Registrant has incorporated the requested revision.
30.	In the second paragraph of the “Principal Investment Strategies” section, please provide a plain English description of “proprietary quantitative methodology.”
Response: The Registrant has incorporated the requested revision by changing “proprietary quantitative methodology” to “mathematical and statistical models.”
31.	Please clarify whether the Fund may be invested in cash as part of its strategy or just as a temporary defensive position. If investing in cash may be part of its strategy, add disclosure regarding the risks of such strategy.

Response: The Registrant has incorporated the requested revisions.
32.	Please explain what is meant by “indirect investments” in the last paragraph of the “Principal Investment Strategies” section.
Response: The Registrant has incorporated the requested revision by adding a parenthetical after “indirectly” that clarifies that the indirect investing is done “through derivatives and other pooled investment vehicles (including ETFs).”
33.	Please confirm in the comment response letter that the Registrant will supplement its Prospectus if it invests 25% or more of its assets in issuers of any one country.
Response: The Fund pursues a trend-following strategy and may invest without limitation in investments tied economically to any country in the world. The Registrant is not aware of any requirement in Form N-1A or under the 1940 Act for a trend-following fund to disclose its allocation to issuers of a particular country. The Registrant believes that providing notice to shareholders would be burdensome to the Fund, given the potentially short-term nature of any such an allocation, and confusing to the shareholders, given the Fund’s trend following strategy. Therefore, the Registrant respectfully declines to undertake to supplement its Prospectus if it invests 25% or more of its assets in issuers of any one country.
Highland Dividend Equity Fund and Highland Alpha Trend Strategies Fund Statements of Additional Information
1.	In “Investment Strategies and Risks—Repurchase Agreements,” please add a plain English description of repurchase agreements, stating that they are loans. Please provide the maximum percentage the Fund may invest in repurchase agreements or state that there is no limit.
Response: The Registrant has incorporated the requested revision. The Registrant notes that the disclosure currently states that repurchase agreements are deemed loans for purposes of the 1940 Act, and the Registrant has added further disclosure clarifying that repurchase agreements are economically similar to loans made by a Fund that are collateralized by the security subject to repurchase. Additionally, the Registrant has clarified that the Fund may invest in repurchase agreements to an unlimited extent.
2.	Please confirm whether the Fund will invest in reverse repurchase agreements. If so, please disclose.
Response: The Registrant has incorporated the requested revision.
3.	In “Investment Strategies and Risks—Lending Portfolio Securities,” please change “HFAM or the Sub-Adviser may use its reasonable efforts to recall the loaned securities” to “HFAM or the Sub-Adviser will use its reasonable efforts to recall the loaned securities.”
Response: The Registrant has incorporated the requested revision.
4.	In “Investment Strategies and Risks—Lending Portfolio Securities,” please clarify that the Fund bears the entire risk of loss on reinvested collateral and note that securities lending expenses are not reflected in the “Annul Fund Operating Expenses” table or “Expense Example” in the Prospectus.
Response: The Registrant has incorporated the requested revision.
5.	In “Investment Strategies and Risks—REITs,” please revise the last sentence of the section to state that, “By investing in REITs indirectly through the Fund, a shareholder bears not only a proportionate share of expenses of the Fund, but also will bear indirectly expenses of the REITs in which it invests.” Please also state that expenses from investments in REITs are not reflected in the “Annul Fund Operating Expenses” table or “Expense Example” in the Prospectus.
Response: The Registrant has incorporated the requested revision.
6.	In the “Investment Restrictions” section, please add a non-fundamental restriction regarding the maximum amount the Fund may invest in illiquid securities.
Response: The Registrant is not aware of any requirement in Form N-1A to include the maximum amount that may be invested in illiquid securities, and therefore, it respectfully declines to do so in the disclosure. The Registrant believes the disclosure in the “Investment Restrictions” section includes the disclosure required by Item 16(b) of Form N-1A.
7.	If the Fund will purchase or sell real estate, please disclose the relevant risks of doing so elsewhere in the registration statement.
Response: The Registrant does not expect to purchase or sell physical real estate and has added a sentence to the “Notes to Investment Restrictions” stating that expectation.
8.	In the “Notes to Investment Restrictions” section, describe the 1940 Act limitations referenced in the investment restrictions and note the 1940 Act limitations on pledging, mortgaging, and hypothecating assets.
Response: The Registrant is not aware of any requirement in Form N-1A to describe all potentially applicable limitations pursuant to the 1940 Act, and therefore, it respectfully declines to do so in the disclosure. The Registrant believes the disclosure in the “Investment Restrictions” section includes the disclosure required by Item 16(b) of Form N-1A. The Registrant has, however, added disclosure to the “Notes to Investment Restrictions” clarifying the 1940 Act limitations on borrowing and pledging assets.
9.	In the “Notes to Investment Restrictions” section, please be more specific regarding the industry classifications that will be used by the Fund.
Response: The Registrant has incorporated the requested revision.
* * *

     As instructed by the Staff, the Registrant is also submitting the following:
The Registrant acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the Amendment, (ii) Staff comments or changes to disclosure in response to Staff comments in the Amendment reviewed by the Staff do not foreclose the Commission from taking any action with respect to the Amendment, and (iii) the Registrant may not assert Staff comments with respect to the Amendment as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please direct any questions concerning this letter to the undersigned at 617-951-7375.
Very truly yours,
/s/ Sarah Clinton
Sarah Clinton

cc:	Brian Mitts, Highland Funds Asset Management, L.P. Ethan Powell, Highland Funds Asset Management, L.P.